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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	FISCAL YEAR ENDED DECEMBER 31,
	2004		2003		2002		2001		2000
	(Dollars in Thousands; percentages annualized)
Fixed Charges:
Interest Expense	$4,729		$6,534		$7,579		$317		$—
Assumed interest element in rent	888		459		427		324		104

Total fixed charges:	5,617		6,993		8,006		641		104
Preference security dividend	6,775		6,591		6,412		222		—

Total fixed charges and preference security dividends	$12,392		$13,584		$14,418		$863		$104
Earnings:
Income before income taxes	$157,069		$188,710		$9,032		$4,412		$124,155
Fixed charges (per above)	5,617		6,993		8,006		641		104

Total earnings	$162,686		$195,703		$17,038		$5,053		$124,259
Ratio of earnings to fixed charges and preference security dividends	13.1	X	14.4	X	1.2	X	5.9	X	1,194.8	X

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  Exhibit 12.1